Peer Review Mediation and Arbitration, Inc.

778 South Military Trail

Deerfield Beach, FL 33442

(954) 570-7023

November 22, 2011

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:

Peer Review Mediation and Arbitration, Inc.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2010

Filed August 4, 2011

Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended June 30, 2011

Filed August 23, 2011

File No. 333-154898

Dear Sir or Madam,

We are in the process of finalizing our interim Form 10-Q for the period ending September 30, 2011.  Over the past several weeks, this has been the focus of PRMA and our independent auditor.  Once we have completed this filing, we will complete the required revisions as noted in our response (below).

The following is the text of the SEC’s comment letter dated September 27, 2011, and our responses to each comment (in bold).

General

1. Please refer to Rules 8-04 and 8-05 of Regulation S-X and tell us why you have not filed the audited financial statements and pro forma financial information under Item 9.01 of Form 8-K with respect to the acquisition of the assets of Witkop Office Machines, Inc. and Docs in a Row, Inc., the acquisition of the outstanding common stock of Key Vista Associates, Inc. and the acquisition of the assets of Florida Office and Data Systems, Inc.  In responding to our comment, please provide your significance computations under Rule 8-04(b) of Regulation S-X. Also, for future reference, please note that if financial statements are required by Item 9.01 of Form 8-K and are not filed in the initial report on Form 8-K reporting the transaction, you should disclose in the initial report when the required financial statements will be filed. Finally, if you accounted for the acquired assets and assumed liabilities of Witkop Office Machines, Inc. and Florida Office and Data Systems, Inc. as asset purchases please tell us in detail why the acquired assets and liabilities of each of the entities do not constitute a business, as defined in ASC 805-10- 20. In doing so, please discuss the guidance in ASC 805-10-55-4 through ASC 805-10- 55-9.

We have determined that these audited financial statements do need to be filed for Key Vista Associates, Inc.  The audits for Key Vista were performed in 2008 and 2009, by auditors other than our independent auditor.  As soon as we complete our 3rd quarter 10-Q filing, we will amend the 8-K document with the appropriate review and oversight of our independent auditor.  We did purchase certain assets and tradestyles known as Witkop Office Machines and Docs In a Row from two individuals (Terry Witkop and Joe Santiago), and certain assets and tradestyles known as File Symphony from two individuals (Richard and Alica Ferrara).  These assets are being deployed in PRMA’s wholly owned subsidiary, ProMed Alliance, to further it’s operations.  PRMA did not assume any liabilities or acquire any equity ownership interest in the transactions associated with these two asset purchases.  In our Form 8-K filed for the Asset Purchase from Terry Witkop and Joe Santiago, it states that PRMA “completed it’s acquisition of certain of the assets”, and in the Form 10-k filed June 23, 2011, it states that PRMA “completed the acquisition of Witkop Office Machines, Inc.”.  The statement in Form 10-K will be revised in the amended 10-K filing to properly communicate that it was a purchase of certain assets, and not an acquisition.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 18

Results of Operations, page 18

2. Please discuss the impact of acquisitions on your results of operations, including the impact on specific line items on the Consolidated Statements of Income and Comprehensive Income. For example, where you disclose that sales increased $1.2 million in fiscal year 2010, please quantify the amount of the increase attributable to newly acquired operations. Please also address this comment in your interim filings on Form 10-Q.

The identification of impact of acquisitions and other purchased assets, as noted above, will be made in future interim filings on Form 10-Q, and in the amended filings contemplated in this comment letter, pending oversight and review by our independent auditor.

Item 8. Financial Statements and Supplementary Data, page 27

3. It appears the financial statements have been revised from the financial statements included in Form 10- K filed June 23, 2011. Please clearly label the revised financial statements as restated or tell us in detail why you believe the revisions to the financial statements do not constitute a restatement. If the financial statements have been restated, please: 1) include a footnote that describes the nature of the errors in the financial statements previously issued; 2) provide the disclosures required ASC 250-10-50-7 through 50-10; and 3) have your independent registered public accountant revise his report to refer to the financial statements as restated and to reference the footnote that includes the required disclosures.

After review of the 10-K document filed June 23, 2011, and the interim Form 10-Q filed for June 30, 2011, the financial data shared by the two documents appears (specifically, 2010 year end data) appears to match.  Please indicate any specific areas of interest and we will address those directly.

Note 1. Organization, Operations and Summary of Significant Accounting Policies, page 35

4. Please disclose the basis for stating inventories, e.g., first in first out. Refer to ASC 330- 10-50-1. Please also disclose the nature and major categories of inventories, e.g., raw materials, work in process, finished goods. In addition, please explain to us why your inventory balance remained the same at December 31, 2010 and June 30, 2011.

Our basis for stating inventories is last in first out, primarily because there are operating logistics that mandate this treatment.  Our Transcription Division, which generates most of the hardware sales of the company, will frequently drop ship units from manufacturer to client, and therefore the inventory is received and immediately deployed.  We will review our inventory treatment, make any necessary revisions, and address the balance inventory on hand in our amended Form 10-Q filing, pending oversight and review by our independent auditor.

5. Please tell us if any customers account for 10% or more of your revenue in the years presented. If so, please tell us your consideration of disclosing the total amount of revenue from each such customer, and the segment(s) reporting the revenues. Refer to ASC 280-10-50-42.

Ramco Protective of Orlando, Inc., is the only customer that exceeds the 10% threshold.  For the year ended 2010, Ramco represented 26.9% of revenue.  This disclosure will be made in the amended filings contemplated by this letter, and will be incorporated in future filings as required to identify PRMA’s major customers.

Revenue Recognition, page 36

6. Please revise your disclosure to identify each source of your revenues, and your revenue recognition policy for each source of revenues, e.g., medical transcription and dictation services, billing services, staffing services, and medical consulting services. As it relates to your consulting segment, disclose whether you earn subscription fees, search fees, finder’s fees, and/or commissions. Also disclose whether revenues are recorded net based on search fees, finder’s fees, commissions and/or subscription fees or gross based on amounts billed to customers for physician services and disclose the basis in GAAP for your accounting. In addition, your revised disclosure should clarify whether you provide a search function to customers that links customers to physicians who provide medical review or litigation support, after which the customer and the physician enter into separate arrangements, or whether the customer engages you to provide the services and you hire the physicians to complete your obligations under the arrangement.

Our revenues are recorded gross based on the gross amount invoiced to each customer.  Currently, customers engage us to find the proper physician resource for the mediation need.  We will revise our amended filings, contemplated by this letter, to identify distinct sources of revenue, clarify the recognition of revenue, and disclose the basis in GAAP for this accounting, pending oversight and review by our independent auditor of these amended filings.  We will also include these revisions in future filings as required.

Note 4. Business Acquisition and Asset Purchases, page 38

7. We note that you recorded an immediate impairment of acquired goodwill recorded in connection with your acquisition of Key Vista. Please tell us the facts and circumstances that support recognition of immediate impairment. Please also tell us how you determined the value of the purchase consideration that resulted in such significant goodwill, particularly the value of common shares issued, whether you had any preexisting relationship with Key Vista and the qualitative factors that make up the goodwill recognized. Please also tell us your consideration of whether you acquired any identifiable intangible assets that should have been recorded at fair value in accounting for the acquisition. Refer to ASC 805-20-25-10 and ASC 805-20-55-2 through ASC 805-20-55-57.

PRMA, and the officers and employees of PRMA, did not have a prior relationship with Key Vista or it’s owner in any business or personal capacity, prior to the acquisition.  We will address the valuation of this specific deal in the revised Form 8-K contemplated by this letter, pending oversight and review by our independent auditor.  The value of Key Vista, and the value of the non-cash portion of the purchase consideration (restricted common stock), was determined through fair market value negotiation with the seller.

8. We note that you wrote-off the intellectual property and client intangible assets acquired in the May and December 2010 asset acquisitions. Please tell us the facts and circumstances that support recognition of immediate impairment of the acquired assets given that the assets should have been recorded at fair value. Please also tell us how you determined the value of the purchase consideration in the transactions, particularly the value of common shares issued.

The value of the assets purchased in each of these purchases, and the value of the non-cash portion of the purchase consideration (restricted common stock) was determined through fair market value negotiation with the sellers.

9. Please tell us your consideration of disclosing the amounts of revenue and earnings of each acquiree (Witkop Office Machines, Inc., Docs in a Row, Inc. and Key Vista Associates, Inc.) since the respective acquisition dates included in the consolidated statements of income and comprehensive income. Refer to ASC 805-10-50-2.h.1.

Our revenue, earnings, and all other accounting transactions are recorded and disclosed on an accrual basis.  In addition to reporting audited financials in Form 10-K to show PRMA consolidated performance, we also intend to provide separate financial disclosure for ProMed Alliance International, Inc. (a subsidiary of PRMA) in Item 7 of Form 10-K, in order to present the specific performance of this subsidiary.  ProMed Alliance contains the Key Vista acquisition and also contains the certain assets purchased from Terry Witkop and Joe Santiago.

Item 9A. Controls and Procedures, page 50

Disclosure Controls and Procedures, page 50

10. You disclose that management evaluated the effectiveness of your disclosure controls and procedures as defined in Exchange Rule 13a-15(e). However, your chief executive and financial officers only concluded that your disclosure controls and procedures are effective to “ensure that information required to be disclosed by [you] in reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.” Please also state, if true, whether the same officers concluded the controls and procedures were effective in “ensur[ing] that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” See Exchange Act Rule 13a-15(e).  Alternatively, you may simply state that disclosure controls and procedures are effective.

These revisions will be made in the amended filings contemplated by this letter, and will be incorporated in future filings as required.

11. Please revise your disclosure regarding changes in internal control over financial reporting to identify any changes, as opposed to significant changes, during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K.

These revisions will be made, as necessary, in the amended filings contemplated by this letter, and will be incorporated in future filings as required.

Management Report on Internal Control Over Financial Reporting, page 50

12. We note your disclosure that “[b]ased on an assessment carried out during the period December 29-30, 2010, management believes that, as of December 31, 2010, [your] internal control over financial reporting was effective.” We would expect the assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 to continue through at least December 31, 2010, if not beyond this date. Please confirm this is the case or otherwise advise. Please also revise your disclosure regarding the dates of the assessment, as appropriate.

Based on the nature of our small business, we made the assessment on December 29-30, 2010, with the specific knowledge that no changes would be made to internal control on December 31, 2011, because our CEO and CFO conducted the evaluation, are the only officers who may institute such changes, and conducted the evaluation with the understanding that no changes of any sort would be made on December 31, 2010.  For all future filings, we will conduct the review after the reporting period has ended.

Item 11. Executive Compensation, page 53

13. Please refer to paragraphs (m) through (r) of Item 402 of Regulation S-K and provide all applicable disclosures.

These revisions will be made in the amended filings contemplated by this letter, pending oversight and review by our independent auditor, and will be incorporated in future filings as required.

Item 15. Exhibits, Financial Statement Schedules, page 54

14. Please file: 1) the Section 302 certifications required by Exchange Act Rule 13a-14(a) or Rule 15d-14(a) exactly as set forth in Item 601(b)(31)(i) of Regulation S-K; and 2) the Section 1350 certifications required by Exchange Act Rule 13a-14(b) or Rule 15d-14b.  Additionally, please revise the Section 302 certifications included in your filings on Form 10-Q and 10-Q/A for the periods ended March 31, 2011 and June 30, 2011 to conform to the exact wording prescribed in Item 601(b)(31)(i) of Regulation S-K.

These revisions will be made in the amended filings contemplated by this letter, pending oversight and review by our independent auditor, and will be incorporated in future filings as required.

15. Please include in your Exhibit index and file as an exhibit, or incorporate by reference as appropriate, the purchase agreements for all material acquisitions including but not limited to the acquisition and purchase agreements related to the Witkop Office Machines, Inc., Docs in a Row, Inc., and Key Vista Associates, Inc. transactions.

These revisions will be made in the amended filing contemplated by this letter.

Signatures, page 55

16. The original report on Form 10-K filed June 23, 2011 should have been signed not only by the registrant, but on behalf of the registrant by the principal executive officer, principal financial officer, principal accounting officer, and by at least the majority of the board of directors or persons performing similar functions. Please refer to signature page and General Instruction D to Form 10-K and revise to include conforming signatures of the required persons.

These revisions will be made in the amended filing contemplated by this letter.

Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended June 30, 2011

17. Please submit to the Commission and post on your web site the interactive data files required by Item 601(B)(101)(i) of Regulation S-K.

We will work with our attorney to submit these data files to the Commission as soon as possible.

Item 1. Financial Statements, page 1

Notes to Consolidated Financial Statements, page 13

18. Please provide sufficient disclosure so that a reader can understand the reasons for significant changes in balance sheet accounts since your most recent annual balance sheet date, such as fixed assets and accumulated depreciation and additional paid in capital. Similarly, please provide disclosure to explain the additional charges you recorded in the interim period for write-offs.

These disclosures and revisions will be made in the amended filing contemplated by this letter, pending oversight and review by our independent auditor.

19. We note you acquired A-1 Environmental Services on January 2, 2011. Please provide all of the applicable disclosures in ASC 805-10-50, ASC 805-20-50 and ASC 805-30-50 or tell us why you believe these disclosures are not required. In addition, please tell us your consideration of the requirements of Items 2.01 and 9.01 of Form 8-K and Item 601(b)(10) of Regulation S-K. Please also tell us your consideration of providing the pro forma data required by Rule 8-03(b)(4) of Regulation S-X in a footnote to the financial statements.

A-1 Environmental Services, Inc. is a newly-formed company, wholly owned by PRMA.  On January 3, 2011, PRMA purchased certain assets from James and Nathalie Murray, and these assets were deployed by A-1 Environmental Services; this was mislabeled in the 10-K as an acquisition of A-1 Environmental.  PRMA assumed no liabilities, and did not purchase or receive any equity or ownership consideration of any other company as a part of this asset purchase.

Very truly yours,

/s/Willis Hale

Willis Hale

Chief Executive Officer